SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D
                          (Amendment No. 5)*

               Under the Securities Exchange Act of 1934


                      THE WASHINGTON POST COMPANY
     ------------------------------------------------------------
                           (Name of Issuer)

                 CLASS B COMMON STOCK, $1.00 PAR VALUE
     ------------------------------------------------------------
                    (Title of Class of Securities)

                              939640 10 8
     ------------------------------------------------------------
                            (CUSIP Number)

            Diana M. Daniels, Esq.                   with a copy to:
      Vice President and General Counsel         Melvin L. Bedrick, Esq.
          The Washington Post Company            Cravath, Swaine & Moore
            1150 15th Street, N.W.                  825 Eighth Avenue
             Washington, DC 20071                  New York, NY 10019
                (202) 334-6600                       (212) 474-1100
     ------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           October 19, 1994
     ------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 939640 10 8       13-D                Page 2 of 10

          (1)  Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

                           Donald E. Graham
     ------------------------------------------------------------

          (2)  Check the Appropriate Box if a Member of a Group
                                                          (a) [ ]
                                                          (b) [x]
     ------------------------------------------------------------
          (3)  SEC Use Only
     ------------------------------------------------------------
          (4)  Source of Funds
                            Not Applicable
     ------------------------------------------------------------
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
     ------------------------------------------------------------
          (6)  Citizenship or Place of Organization

                             United States
     ------------------------------------------------------------
       Number of    (7)  Sole Voting Power              2,219,205
     Shares Bene-
       ficially     (8)  Shared Voting Power            1,287,343
       Owned by
     Each Report-   (9)  Sole Dispositive Power           491,440
      ing Person
         With      (10)  Shared Dispositive Power       1,287,343
     ------------------------------------------------------------
         (11)  Aggregate Amount Beneficially Owned by Each
               Reporting Person
                               3,506,548
     ------------------------------------------------------------
         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

               [ ]
     ------------------------------------------------------------
         (13)  Percent of Class Represented by Amount in Row (11)
                                 30.9
     ------------------------------------------------------------
         (14)  Type of Reporting Person (See Instructions)

               IN

     CUSIP No. 939640 10 8       13-D                Page 3 of 10

          (1)  Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

                           Katharine Graham
     ------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                             (a)       [ ]
                                             (b)       [x]
     ------------------------------------------------------------
          (3)  SEC Use Only
     ------------------------------------------------------------
          (4)  Source of Funds
                            Not Applicable
     ------------------------------------------------------------
          (5)  Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)      [ ]
     ------------------------------------------------------------
          (6)  Citizenship or Place of Organization

                             United States
     ------------------------------------------------------------
            Number of    (7)  Sole Voting Power           536,257
           Shares Bene-
             ficially    (8)  Shared Voting Power         228,370
             Owned by
           Each Report-  (9)  Sole Dispositive Power      536,257
            ing Person
               With     (10)  Shared Dispositive Power    228,370
     ------------------------------------------------------------
          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person
                                764,627
     ------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

               [ ]
     ------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)
                                  6.7
     ------------------------------------------------------------
          (14) Type of Reporting Person (See Instructions)

               IN

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D
                           (Amendment No. 5)

                             Statement of

                           DONALD E. GRAHAM
                                  and
                           KATHARINE GRAHAM


                   Pursuant to Section 13(d) of the
                    Securities Exchange Act of 1934

                             in respect of

                      THE WASHINGTON POST COMPANY

               This Report relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of The Washington Post Company (the "Company"). The Report on
     Schedule 13D filed by Donald E. Graham and Katharine Graham dated March 4, 1977 (the "Original Report"), as amended on February 14, 1983 ("Amendment No. 1"), March 5, 1985 ("Amendment No. 2"), April 16, 1986 ("Amendment No. 3") and January 28, 1987 ("Amendment No. 4"), is hereby amended and supplemented as set forth below. The Original Report, as amended by Amendment No. 1, Amendment No. 2, Amendment
     No. 3 and Amendment No. 4, is hereinafter referred to as "Schedule 13D". All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in
     Schedule 13D.

               Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Sched-ule 13D filed relating to a registrant that has become sub-ject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, are being filed as part of this Report as Attachment 1, Attachment 2, Attachment 3, Attachment 4 and Attachment 5, respectively, hereto and are hereby incorporated by refer-ence herein for all purposes. Because previously filed paper exhibits to a Schedule 13D are not required to be restated electronically, exhibits to the Original Report and all Amendments are not being refiled with this Report.

               The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agree-ments and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorpo-rated by reference herein.

               This amendment is submitted to reflect changes that have occurred since the filing of the last amendment to the Schedule 13D of Donald E. Graham and Katharine Graham dated January 28, 1987.

               The amendments to the Schedule 13D are as follows:

     Item 5:  Interest in Securities of the Issuer.

               Item 5 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

     Interests of Mr. Graham:

               As of December 31, 1994, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 3,506,548 shares of Class B Common Stock of the Company, constituting approximately 30.9% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the
     Act). Such beneficial ownership was as set forth in paragraphs (a) through (o) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and one-quarter beneficial interest in, the shares held in the trusts referred to in paragraphs (f) and
     (i) below, (B) his shared fiduciary voting power with respect to the shares held in the trust referred to in paragraph (g) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (h), (j), (k), (m) and (n) below, (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (l) below, and (E) his sole voting power, under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, with respect to the shares referred to in paragraph (o) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (f) through (o).

          (a) 1,076 shares of Class B Common Stock and 262,314 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A Common Stock being convertible share for share into Class B Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

          (b) 208,050 shares of Class B Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, settlor, had sole voting power and investment power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

          (c) 56,333 shares of Class B Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J.
               Gillespie, III, the other trustee.

          (d) 60,497 shares of Class A Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

          (e) 62,208 shares of Class A Common Stock held in a trust for the benefit of Mr. Graham.
               Mr. Graham, as a trustee, shared voting power with Mr. Gillespie, the other trustee.

          (f) 135,168 shares of Class B Common Stock and 248,832 shares of Class A Common Stock held in trusts for the equal benefit of four persons (including
               Mr. Graham) and their descendants. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie and Elizabeth Graham Weymouth, the other trustees.

          (g) 186,624 shares of Class A Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting power with Mr. Gillespie, one of the other trustees.

          (h) 120,994 shares of Class A Common Stock held in two trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

          (i) 135,168 shares of Class B Common Stock held in a trust for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

          (j) 43,149 shares of Class B Common Stock held in three trusts for the benefit of others.
               Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

          (k) 225,770 shares of Class B Common Stock held in a charitable trust for the benefit of others.
               Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham, John W. Sweeterman, Martin Cohen and Vincent E. Reed, the other trustees.

          (l) 20,000 shares of Class B Common Stock held in two trusts for the benefit of others. Mr. Graham, as trustee, had sole voting and investment power with respect to such shares.

          (m) 10,000 shares of Class B Common Stock held in a trust for the benefit of another. Mr. Graham, as trustee, shared voting power with respect to such shares with Mr. Gillespie, the other trustee.

          (n) 2,600 shares of Class B Common Stock held in a charitable remainder unitrust for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham and Mr. Gillespie, the other trustees.

          (o) 1,727,765 shares of Class B Common Stock as to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of September 13, 1985, as more fully described in Item 6 below.

     Interests of Mrs. Graham:

               As of December 31, 1994, Mrs. Graham was the bene-ficial owner (as determined in accordance with Rules

     13d-3(a), (c) and (d) under the Act) of 764,627 shares of Class B Common Stock of the Company, constituting approximately 6.7% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the
     Act). Such beneficial ownership was as set forth in para-graph (p) through (s) below. Except as to the extent of her shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (r) and (s) below, Mrs. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (r) and (s).

          (p)  536,257 shares of Class A Common Stock owned by
               Mrs. Graham, as to which she had sole voting and investment power.

          (q) 139,643 shares of Class B Common Stock held in a revocable trust for the benefit of Mrs. Graham. Although Mrs. Graham does not now have any voting or investment power with respect to such shares, she does have the right to revoke such trust at any time. If such revocation were to occur, Mrs. Graham would have sole voting and investment power with respect to such shares.

          (r) 225,770 shares of Class B Common Stock held in a charitable trust for the benefit of others. Mrs. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Graham, Mr. Sweeterman, Mr. Cohen and Mr. Reed, the other trustees.

          (s) 2,600 shares of Class B Common Stock held in a charitable remainder unitrust for the benefit of others. Mrs. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Graham and Mr. Gillespie, the other trustees.

     Transactions Effective as of October 19, 1994:

               Except for certain gifts, neither Mr. Graham nor Mrs. Graham have effected any transactions in Class B Common Stock within the past sixty days. Effective as of October 19, 1994, Mrs. Graham resigned as trustee and relinquished her voting and investment power with respect to the 248,832 Class A shares and the 135,168 Class B shares in the 1973 Trust for the benefit of Mr. Graham, William W. Graham, Stephen M. Graham and Elizabeth G. Weymouth. Such voting power was assumed by Mr. Graham and Mr. Gillespie, the other trustees.

               Effective as of October 19, 1994, Mrs. Graham has also relinquished her voting power with respect to the 181,491 Class A shares in the 1971 Trust for the benefit of Mr. Graham, William W. Graham and Stephen M. Graham. Such voting power was assumed by Mr. Graham and Mr. Gillespie, the trustees. In the case of shares in the 1971 Trust for the benefit of William W. Graham, William W. Graham also shares voting power as a trustee of such trust. In the case of shares in the 1971 trust for the benefit of Stephen M. Graham, Stephen M. Graham also shares voting power as a trustee of such trust.


     Ownership on Behalf of Other Persons:

               The beneficiaries of the trusts referred to in paragraphs (f)-(n) and (r)-(s) above are, subject to certain limitations contained in the agreements governing such trusts, entitled to receive dividends from the shares held in the respective trusts.

               The Shareholders, as such term is defined in
     Item 6 below, are entitled to receive dividends from, and the proceeds of a sale of, the shares subject to the voting agreement referred to in paragraph (o) above and described in Item 6 below.

                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 13, 1995



                                   -------------------------
                                         Donald E. Graham



                                   --------------------------
                                         Katharine Graham

                                                     Attachment A


     Item 1.  Security and Issuer.

               The securities to which this statement relates are

     shares of Class B Common Stock, par value $1.00 per share

     ("Class B Stock"), of The Washington Post Company, a

     Delaware corporation (the "Company"), whose principal

     executive offices are located at 1150 15th Street, N.W.,

     Washington, D.C. 20071.


     Item 2.  Identity and Background.

               This statement is filed by Donald E. Graham and by

     Katharine Graham <F1>.

               Mr. Graham's business address is 1150 15th Street,

     N.W., Washington, D.C. 20071 and his residence address is

     3110 Newark Street, N.W., Washington, D.C. 20008.

     Mr. Graham's principal occupation and employment are as

     General Manager of The Washington Post, a newspaper

     published by the Company, the principal business activities of which are newspaper publishing, magazine publishing and broadcasting.  The address of the Company is 1150 15th

     Street, N.W., Washington, D.C. 20071.  Listed below are

     Mr. Graham's material occupations, positions, offices or










     ____________________
     [FN]

     <F1>   Mrs. Graham is filing this statement since she may be
     deemed by others to be, though she and Donald E. Graham deny that she is, part of a group with Donald E. Graham.

     employments during the last 10 years, the starting and

     ending dates of each and the name, principal business and

     address of any business corporation or other organization in which each such occupation, position, office or employment was carried on:


  Occupation,        Starting                    Employer
  Position,             and      ------------------------------------------
  Office or           Ending                   Principal
  Employment           Date      Name          Business     Address
  ----------        ---------    ----          ---------    -------
  Various           8/66-7/68    U.S. Army     National     The Pentagon,
  noncommissioned                              Defense      Washington, D.C.
  ranks                                                     20301

  Researcher        8/68-11/68   Edward C.     Professor    Department of
                                 Banfield                   Government,
                                                            Harvard
                                                            University
                                                            Cambridge, Mass.
                                                            02138

  Patrolman         1/69-6/70    Washington,   Law          300 Indiana Ave.,
                                 D.C.,         enforcement  N.W., Washington,
                                 Metropolita                D.C. 20001
                                 n Police
                                 Dept.

  Reporter and      1/71-9/71    (
  Makeup Editor                  (
                                 (

  Budget Analyst    9/71-1/72    (
                                 (
                                 (

  Assistant Home    1/72-5/72    (
  Delivery Mgr.                  (
                                 (

  General Clerk,    5/72-6/72    (The          Newspaper    1150 15th St.,
  Promotion Dept.                (Washington   publishing   N.W. Washington,
                                 (Post <F2>                 D.C. 20071
                                 (

  Advertising       6/72-11/72   (
  Salesman                       (
                                 (








     ____________________
     FN

     <F2>   A division of the Company.

  Occupation,        Starting                    Employer
  Position,             and      ------------------------------------------
  Office or           Ending                   Principal
  Employment           Date      Name          Business     Address
  ----------         --------    ----          ---------    -------

  Assistant         11/72-6/73   (
  Production Mgr.                (

  Reporter          6/73-9/73    Newsweek,     Magazine     444 Madison Ave.,
                                 Inc. <F3>     publishing
                                                            New York, N.Y.
                                                            10022

  Assistant         9/73-2/74    The           Newspaper    1150 15th St.,
  Production Mgr.                Washington    publishing   N.W., Washington,
                                 Post <F4>                  D.C. 20071

  Writer            2/74-4/74    (Newsweek,    Magazine     444 Madison Ave.,
                                 (Inc. <F3>    publishing   New York, N.Y.
                                 (                          10022
                                 (

  Business          5/74-8/74    (
  Trainee

  Assistant         8/74-7/75    (
  Managing                       (
  Editor/Sports                  (

  Assistant         6/75-12/76   (The          Newspaper    1150 15th St.,
  General Manager                (Washington   publishing   N.W.
                                 (Post <F3>                 Washington, D.C.
                                 (                          20071

  Executive Vice    12/76-       (
  President and     Present      (
  General Manager                (


               Mrs. Graham's business address is

     1150 15th Street, N.W., Washington, D.C. 20071 and her

     residence address is 2920 R Street, N.W., Washington,

     D.C. 20007.  Mrs. Graham's principal occupation and

     employment are as Chairman of the Board of Directors of the




     ____________________
     [FN]

     <F3> A subsidiary of the Company.

     <F4> A division of the Company.

     Company and Publisher of The Washington Post.  Listed below are Mrs. Graham's material occupations, positions, offices or employments during the last 10 years, the starting and

     ending dates of each and the name, principal business and

     address of any business corporation or other organization in which such occupation, position, office or employment was

     carried on:

      Occupation,    Starting                      Employer
      Position,         and          -------------------------------------
      Office or       Ending                     Principal
      Employment       Date          Name         Business    Address
      ----------     --------        ----        ---------    -------

      President     1/67-5/73   (              Newspaper      1150 15th
                                (The           publishing,    Street,
                                (Washington    magazine       N.W.,
      Chairman of               (Post          publishing     Washington,
        the Board               (Company       and            D.C. 20071
                                (              broadcasting

      Publisher     4/69-       The            Newspaper      1150 15th
                    Present     Washington     publishing     Street,
                                Post <F5>                     N.W.,
                                                              Washington,
                                                              D.C. 20071


     Item 3.  Source and Amount of Funds or Other Consideration.

               Pursuant to an Agreement (the "Agreement") dated

     as of February 25, 1977, among Mr. Graham, certain companies which are shareholders of the Company (the "Shareholders")

     and the parent of the Shareholders, Berkshire Hathaway Inc.

     ("Berkshire"), the Shareholders have granted Mr. Graham the





     ____________________
     [FN]

     <F5> A division of the company.

     right to vote an aggregate of 934,300 shares of Class B

     Stock to which the Shareholders have title.  Warren

     E. Buffett (a director of the Company, chairman of its

     Finance Committee and a member of its Audit and Stock Option

     Committees) is Chairman of the Board and principal

     shareholder of Berkshire.  No funds or other consideration,

     other than the mutual promises and agreements of Mr. Graham

     (who has promised to retain, during the term of the

     Agreement, at least 200,000 shares of Class A Common Stock,

     par value $1.00 per share ("Class A Stock"), of the Company or Class B Stock already beneficially owned by him), the

     Shareholders and Berkshire were used or are to be used in

     connection with the grant of such right.


     Item 4.  Purpose of Transaction.

               Pursuant to the Agreement the right to vote

     granted to Mr. Graham shall continue in effect, with respect to each of the above-mentioned 934,300 shares of Class B

     Stock, from the date of the Agreement until February 24,

     1987, subject to extension of the term of the Agreement for additional periods (up to 10 years each) and subject to

     prior termination of the Agreement upon the earlier of

     (a) complete liquidation or dissolution of the Company,

     (b) receipt by Mr. Graham of a copy of an order of the

     Federal Communications Commission or any court of competent jurisdiction, which order Mr. Graham believes has become a final order from which no further petition for review,

     appeal or petition for certiorari is possible or, in the

     judgment of Mr. Graham, practicable, requiring termination of the Agreement or all the powers granted thereunder or

     which, in Mr. Graham's sole judgment, makes continuance of the Agreement impracticable or harmful to the Company or its shareholders, including the Shareholders, (c) receipt by

     Mr. Graham of notice from the Board of Directors of the

     Company that such Board has determined, on advice of legal counsel, that continuance of the Agreement would have an

     adverse effect on the business or operations of the Company or its subsidiaries, including but not limited to their

     broadcast licenses, (d) the death or physical or mental

     incapacity of Mr. Graham to act under the Agreement, as

     determined by the Board of Directors of the Company, (e) the failure of Mr. Graham to own beneficially at least

     200,000 shares of Class A or Class B Stock or (f) transfer by the Shareholders of their shares to transferees who are not required by the Agreement to become parties to the

     Agreement.  Such transferees do not include corporations,

     business trusts, partnerships, individuals or other persons which or who the Shareholders know own (or as a consequence of any transfer will own) more than 5% of the then outstanding Class B Stock of the Company.


     Item 5.  Interest in Securities of the Issuer.

               Mr. Graham under the terms of the Agreement, as

     noted above, currently has the right to vote an aggregate of

     934,300 shares of Class B Stock, as to which he disclaims

     beneficial ownership.  Mr. Graham, in his individual

     capacity, is the beneficial owner of 68,530 shares of

     Class B Stock and of 335,084 shares of Class A Stock which is convertible into Class B Stock in the ratio of one share of Class B Stock for one share of Class A Stock.  The

     68,530 shares of Class B Stock of which Mr. Graham is the

     beneficial owner do not include 35,940 shares of Class B

     Stock which Mr. Graham has the right to vote as a co-trustee of various trusts in which Mr. Graham disclaims any

     beneficial interest; 10,000 shares of Class B Stock held by a trust established for the benefit of Mr. Graham's minor

     child in which Mr. Graham disclaims any beneficial interest;

     or 174,960 shares of Class B Stock which Katharine Graham,

     Mr. Graham and three other persons have the right to vote as co-trustees of the Philip L. Graham Fund, a charitable trust in which they have no beneficial interest.  Such shares of

     Class A Stock include 94,680 shares of Class A Stock held by trusts of which Mr. Graham is a beneficiary and a co-trustee but as to which all voting rights are held by Katharine

     Graham, and do not include 352,746 shares of Class A Stock which Mr. Graham has the right to vote as co-trustee of

     various trusts, in which shares Mr. Graham disclaims any

     beneficial interest.

               Mr. Graham is the son of Katharine Graham, who is

     Chairman of the Board of Directors of the Company and

     Publisher of The Washington Post.  Katharine Graham

     disclaims any beneficial interest in any of the

     934,300 shares of Class B Stock which Mr. Graham has the

     right to vote under the Agreement.  Mrs. Graham is the

     beneficial owner of 17,988 shares of Class B Stock and

     433,224 shares of Class A Stock.  Such 17,988 shares of

     Class B Stock do not include 174,960 shares of Class B Stock which Mrs. Graham, Mr. Graham and three other persons have the right to vote as co-trustees of the Philip L. Graham

     Fund, a charitable trust in which they have no beneficial

     interest.  Mrs. Graham has the sole right to vote an

     additional 332,040 shares of Class A Stock in which she

     disclaims any beneficial interest and has the right as co-

     trustee of various trusts to vote an additional

     208,746 shares of Class A Stock in which she disclaims any beneficial interest.

               Neither Mr. Graham nor Mrs. Graham has effected

     any transaction in Class B Stock or Class A Stock during the past 60 days, except that on February 11, 1977, a trust of which Mr. Graham is co-trustee and principal beneficiary

     purchased 400 shares of Class B Stock on the open market.

     On December 17, 1976, each of Mr. Graham and Mrs. Graham

     received additional shares of Class A Stock and Class B

     Stock resulting from a two-for-one stock split effective

     December 15, 1976, all of which shares are reflected in the information set forth herein.


     Item 6.  Contracts, Arrangements or Understanding with
              Respect to Securities of the Issuer.

               Other than as previously described herein, there

     are no contracts, arrangements or understandings between the

     Shareholders, Berkshire or Mr. Buffett and Mr. Graham with respect to any securities of the Company.

     Item 7.  Persons Retained, Employed or To Be Compensated.

               Not applicable.


     Item 8.  Material To Be Filed as Exhibits.

               Agreement dated as of February 25, 1977, among

     Donald E. Graham and various other parties named therein.

                               SIGNATURE

               I certify that to the best of my knowledge and

     belief the information set forth in this statement is true,

     complete and correct.


     March 4, 1977
         (Date)               /s/ Donald E. Graham
                              -------------------------
                                    (Signature)
                                  Donald E. Graham


                              /s/ Katharine Graham
                              --------------------------
                                    (Signature)
                                 Katharine Graham <F6>


     ____________________
     [FN]

     <F6> Mrs. Graham is filing this statement since she may be deemed by others to be, though she and Donald E. Graham deny that she is, part of a group with Donald E. Graham.

                                                     Attachment B

     Preliminary Note:  No specific event requires this filing.

     It is made to conform the original Schedule 13D of Donald E.

     Graham and Katharine Graham, filed on March 4, 1977, to the current format of, and definitions under, such Schedule and to reflect a 2-for-1 stock split and other minor factual

     changes that have occurred since the date of such original filing.  Mr. Graham and Mrs. Graham expressly deny that any such changes, either singly or in the aggregate, have

     constituted "material changes" within the meaning of Rule

     13d-2(a) under the Securities Exchange Act of 1934 (the

     "Act").


     Item 1.  Security and Issuer.

               This statement relates to the Class B Common

     Stock, par value $1.00 per share ("Class B Common Stock"),

     of The Washington Post Company, a Delaware corporation (the

     "Company").  The principal executive offices of the Company are located at 1150 15th Street, N.W., Washington, D.C.

     20071.


     Item 2.  Identity and Background.

               This statement is filed by Donald E. Graham and

     Katharine Graham.  The business address of both Mr. Graham and Mrs. Graham is 1150 15th Street, N.W., Washington, D.C.

     20071.  Mr. Graham is Publisher of The Washington Post, a

     division of the Company, and a Vice President and Director of the Company. Mrs. Graham is Chairman of the Board of

     Directors and Chief Executive Officer of the Company.  The

     principal business activities of the Company consist of

     newspaper publishing, magazine publishing and television

     broadcasting.  The address of the Company is 1150 15th

     Street, N.W., Washington, D.C. 20071.

               Neither Mr. Graham nor Mrs. Graham has, during the

     last five years, been convicted in a criminal proceeding

     (excluding traffic violations and similar misdemeanors).

               Neither Mr. Graham nor Mrs. Graham has, during the

     last five years, been a party to a civil proceeding of a

     judicial or administrative body of competent jurisdiction

     and as a result of such proceeding was or is subject to a

     judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

     federal or state securities laws, or finding any violation with respect to such laws.

               Both Mr. Graham and Mrs. Graham are citizens of

     the United States.


     Item 3.  Source and Amount of Funds or Other Consideration.

               Not Applicable; see Preliminary Note.



     Item 4.  Purpose of Transaction.

               Not Applicable; see Preliminary Note.

     Item 5.  Interest in Securities of the Issuer.

               Interests of Mr. Graham:

               As of December 31, 1982, Mr. Graham was the

     beneficial owner (as determined in accordance with Rules

     13d-3(a), (c) and (d) under the Act) of 3,352,816

     shares<F7> of Class B Common Stock of the Company,

     constituting 27.2% of such shares then outstanding (as

     determined in accordance with Rule 13d-3(d)(1) under the

     Act).  Such beneficial ownership was as set forth in

     paragraphs (a) through (i) below.  Except as to the extent of:  (A) his shared fiduciary voting and investment power

     with respect to, and one-quarter beneficial interest in, the shares held in the trust referred to in paragraph (e) below,

     (B) his shared fiduciary investment power with respect to

     the shares held in the trusts referred to in paragraph (f)

     below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (g) and (h) below and (D) his sole voting power,

     under an agreement dated as of February 25, 1977, with

     respect to the shares referred to in paragraph (i) below,

     Mr. Graham has no beneficial interest, and expressly







     ------------------------
     [FN]

     <F7>   All share figures given in this statement include the
            effect of a 2-for-1 stock split effective December 29, 1978.

     disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (i).

               (a)  42,116 shares of Class B Common Stock and

          364,327 shares of Class A Common Stock, par value $1.00

          per share ("Class A Common Stock"), of the Company

          (Class A Common Stock being convertible share for share

          into Class B Common Stock) owned by Mr. Graham, as to

          which he had sole voting and investment power.

               (b)  96,770 shares of Class B Common Stock held in

          a revocable trust for the benefit of Mr. Graham.  Mr.

          Graham, as a trustee, had sole voting and investment

          power with respect to such shares.  Mr. Graham has the

          right to revoke such trust at any time.

               (c)  57,161 shares of Class B Common Stock held in

          a trust for the benefit of Mr. Graham.  Mr. Graham, as

          a trustee, shared voting and investment power with

          respect to such shares with George J. Gillespie, III,

          the other trustee.

               (d)  84,024 shares of Class A Common Stock held in

          a trust for the benefit of Mr. Graham.  Mr. Graham, as

          a trustee, shared investment power with respect to such

          shares with Mr. Gillespie, the other trustee.

               (e)  38,400 shares of Class B Common Stock and

          345,600 shares of Class A Common Stock held in a trust for the equal benefit of four persons (one of whom was

          Mr. Graham) and their descendants.  Mr. Graham, as a

          trustee, shared voting and investment power with

          respect to such shares with Mr. Gillespie and Elizabeth

          Graham Weymouth, the other trustees.

               (f)  168,048 shares of Class A Common Stock held

          in two trusts for the benefit of others.  Mr. Graham,

          as a trustee, shared investment power with respect to

          such shares with Mr. Gillespie, the other trustee.

               (g)  10,000 shares of Class B Common Stock held in

          a trust for the benefit of another.  Mr. Graham,  as a

               trustee, shared voting and investment power with

               respect to such shares with Mr. Gillespie, the

               other trustee.

               (h)  277,770 shares of Class B Common Stock held

          in a charitable trust for the benefit of others.  Mr.

          Graham, as a trustee, shared voting and investment

          power with respect to such shares with Mrs. Graham,

          John W. Sweeterman, Martin Cohen and Vincent E. Reed,

          the other trustees.

               (i)  1,868,600 shares of Class B Common Stock as

          to which Mr. Graham had sole voting power under an

          agreement dated as of February 25, 1977, all as more

          fully described in Item 6 below.

               Interests of Mrs. Graham:

               As of December 31, 1982, Mrs. Graham was the

     beneficial owner (as determined in accordance with

     Rules 13d-3(a), (c) and (d) under the Act) of 1,808,655

     shares of Class B Common Stock of the Company, constituting

     14.2% of such shares then outstanding (as determined in

     accordance with Rule 13d-3(d)(1) under the Act).  Such

     beneficial ownership was as set forth in paragraphs (j)

     through (n) below.  Except as to the extent of:  (A) her

     sole voting power with respect to the shares held in the

     trusts referred to in paragraph (1) below, (B) her sole

     fiduciary voting and investment power with respect to the

     shares held in the trust referred to in paragraph (m) below and (C) her shared fiduciary voting and investment power

     with respect to the shares held in the trust referred to in paragraph (n) below, Mrs. Graham has no beneficial interest,

     and expressly disclaims any beneficial interest, in the

     shares referred to in such paragraphs (l) through (n).

               (j)  89,034 shares of Class B Common Stock and

          779,803 shares of Class A Common Stock owned by Mrs.

          Graham, as to which she had sole voting and investment

          power.

               (k)  25,976 shares of Class B Common Stock held in

          a revocable trust for the benefit of Mrs. Graham.

          Although Mrs. Graham did not, as of December 31, 1982, and does not now have any voting or investment power with respect to such shares, she does have the power to

          revoke such trust at any time.  If such revocation were

          to occur, Mrs. Graham would have sole voting and

          investment power with respect to such shares.

               (l)  252,072 shares of Class A Common Stock held

          in three trusts for the benefit of others.  Mrs. Graham

          had sole voting power with respect to such shares.

               (m)  38,400 shares of Class B Common Stock and

          345,600 shares of Class A Common Stock held in a trust

          for the benefit of others.  Mrs. Graham, as a trustee,

          had sole voting and investment power with respect to

          such shares.

               (n)  277,770 shares of Class B Common Stock held

          in a charitable trust for the benefit of others.  Mrs.

          Graham, as a trustee, shared voting and investment

          power with respect to such shares with Mr. Graham, Mr.

          Sweeterman, Mr. Cohen and Mr. Reed, the other trustees.


               Background Information with Respect to Persons
     Sharing Voting and/or Investment Power with Reporting
     Persons:

               George J. Gillespie, III, whose residence address

     is Sterling Road, Harrison, New York 10528, is an attorney and a member of Cravath, Swaine & Moore, One Chase

     Manhattan Plaza, New York, New York 10005, one of several law firms retained by the Company. Elizabeth Graham

     Weymouth, whose residence address is 21 East 79th Street,

     New York, New York 10021, is a free-lance writer and

     journalist.  John W. Sweeterman, whose residence address is

     936 Seasage Drive, Delray Beach, Florida 33444, is retired.

     Martin Cohen, whose business address is 1150 15th Street,

     N.W., Washington, D.C. 20071, is the Vice President-Finance

     and Treasurer of the Company.  Vincent E. Reed, whose

     business address is 1150 15th Street, N.W., Washington, D.C.

     20071, is Vice President/Communications of The Washington

     Post, a division of the Company.  The principal business

     activities and address of the principal executive offices of the Company are as stated in Item 2 above.

               None of Mr. Gillespie, Mrs. Weymouth, Mr.

     Sweeterman, Mr. Cohen or Mr. Reed (the "Co-Trustees") has,

     during the last five years, been convicted in a criminal

     proceeding (excluding traffic violations and similar

     misdemeanors).

               None of the Co-Trustees has, during the last five

     years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

     result of such proceeding was or is subject to a judgment,

     decree or final order enjoining future violations of, or

     prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               All Co-Trustees are citizens of the United States.


               Transactions During the Past Sixty Days:

               Neither Mr. Graham nor Mrs. Graham has effected

     any transactions in Class B Common Stock during the past

     sixty days, except that, effective January 3, 1983, they

     were awarded 1,043 shares and 1,527 shares, respectively, of such stock under the Long-Term Incentive Compensation Plan of the Company.  As such awards were not effective until

     after December 31, 1982, they are not otherwise reflected in this statement.


               Ownership on Behalf of Other Persons:

               The beneficiaries of the trusts referred to in

     paragraphs (e)-(h) and (l)-(n) above are, subject to certain limitations contained in the agreements governing such

     trusts, entitled to receive dividends from, and the proceeds of a sale of, the shares held in the respective trusts.

               The Shareholders, as such term is defined in

     Item 6 below, are entitled to receive dividends from, and

     the proceeds of a sale of, the shares subject to the voting agreement referred to in paragraph (i) above and described in Item 6 below.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

               Pursuant to an Agreement (the "Agreement") dated

     as of February 25, 1977, among Mr. Graham, certain companies which are shareholders of the Company (the "Shareholders")

     and the parent of the Shareholders, Berkshire Hathaway Inc.

     ("Berkshire"), the Shareholders have granted Mr. Graham the sole right to vote an aggregate of 1,868,600 shares of

     Class B Common Stock to which the Shareholders have title.

     Warren E. Buffett (a Director of the Company and a member of the Finance and Stock Option Committees of the Company's

     Board of Directors) is Chairman of the Board and principal shareholder of Berkshire.  No funds or other consideration,

     other than the mutual promises and agreements of Mr. Graham

     (who has promised to retain, during the term of the

     Agreement, at least 400,000 shares of Class A Common Stock or Class B Common Stock or any combination thereof), the

     Shareholders and Berkshire were used in connection with the grant of such right.

               Pursuant to the Agreement, the right to vote

     granted to Mr. Graham shall continue in effect, with respect to each of the above-mentioned 1,868,600 shares of Class B

     Common Stock, from the date of the Agreement until

     February 24, 1987, subject to extension of the term of the

     Agreement for additional periods (up to 10 years each) and subject to prior termination of the Agreement upon the earlier of (a) complete liquidation or dissolution of the

     Company, (b) receipt by Mr. Graham of a copy of an order of the Federal Communications Commission or any court of

     competent jurisdiction, which order Mr. Graham believes has become a final order from which no further petition for

     review, appeal or petition for certiorari is possible or, in the judgment of Mr. Graham, practicable, requiring

     termination of the Agreement or all the powers granted

     thereunder or which, in Mr. Graham's sole judgment, makes

     continuance of the Agreement impracticable or harmful to the

     Company or its shareholders, including the Shareholders,

     (c) receipt by Mr. Graham of notice from the Board of

     Directors of the Company that such Board has determined, on advice of legal counsel, that continuance of the Agreement would have an adverse effect on the business or operations of the Company or its subsidiaries, including but not

     limited to their broadcast licenses, (d) the death or

     physical or mental incapacity of Mr. Graham to act under the

     Agreement, as determined by the Board of Directors of the

     Company, (e) the failure of Mr. Graham to own beneficially at least 400,000 shares of Class A Common Stock or Class B

     Common Stock or any combination thereof or, (f) transfer by the Shareholders of their shares to transferees who are not required by the Agreement to become parties to the

     Agreement.  Such transferees do not include corporations,

     business trusts, partnerships, individuals or other persons which or who the Shareholders know own (or as a consequence of any transfer will own) more than 5% of the then

     outstanding Class B Common Stock of the Company.


     Item 7.  Material to be Filed as Exhibits.

               A.  Agreement dated as of February 25, 1977, among

     Mr. Graham and various other parties named therein.

               After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Date:  February 14, 1983

                                           /s/ Donald E. Graham
                                      ---------------------------
                                           Donald E. Graham,
                                            Vice President
                                            and Director of
                                      The Washington Post Company


                                           /s/ Katharine Graham
                                      ---------------------------
                                           Katharine Graham,
                                       Chairman of the Board and
                                      Chief Executive Officer of
                                      The Washington Post Company

                                                     Attachment C

               Preliminary Note:  No specific event prompted this

     filing.  It is submitted to reflect certain minor factual

     changes that have occurred since the filing of an amended

     Schedule 13D of Donald E. Graham and Katharine Graham dated

     February 14, 1983.  Mr. Graham and Mrs. Graham expressly

     deny that these changes, either singly or in the aggregate,

     have constituted "material changes" within the meaning of

     Rule 13d-2(a) under the Act.

               The amendments are as follows:


     Item 5.  Interest in Securities of the Issuer.

     Interests of Mr. Graham:

               Item 5 of Schedule 13D is hereby deleted in its

     entirety (except as noted) and substituted by the following:

               As of January 25, 1985, Mr. Graham was the benefi-

     cial owner (as determined in accordance with Rule 13d-3(a),

     (c) and (d) under the Act) of 3,364,289 shares of Class B

     Common Stock of the Company, constituting approximately

     27.5% of such shares then outstanding (as determined in

     accordance with Rule 13d-3(d)(1) under the Act).  Such

     beneficial ownership was as set forth in paragraphs (a)

     through (i) below.  Except as to the extent of:  (A) his

     shared fiduciary voting and investment power with respect

     to, and one-quarter beneficial interest in, the shares held in the trust referred to in paragraph (e) below, (B) his shared fiduciary investment power with respect to the shares held in the trusts referred to in paragraph (f) below, (C)

     his shared fiduciary voting and investment power with

     respect to the shares held in the trusts referred to in

     paragraphs (g) and (h) below and (D) his sole voting power,

     under an agreement dated as of February 25, 1977, with

     respect to the shares referred to in paragraph (i) below,

     Mr. Graham has no beneficial interest, and expressly dis-

     claims any beneficial interest, in the shares referred to in such paragraphs (e) through (i).

               (a)  3,472 shares of Class B Common Stock and

     364,327 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A

     Common Stock being convertible share for share into Class B

     Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

               (b)  137,251 shares of Class B Common Stock held

     in a revocable trust for the benefit of Mr. Graham.

     Mr. Graham, settlor, had sole voting and investment power

     with respect to such shares.  Mr. Graham has the right to

     revoke such trust at any time.

               (c)  58,561 shares of Class B Common Stock held in

     a trust for the benefit of Mr. Graham.  Mr. Graham, as a

     trustee, shared voting and investment power with respect to such shares with George J. Gillespie, III, the other trustee.

               (d)  84,024 shares of Class A Common Stock held in

     a trust for the benefit of Mr. Graham.  Mr. Graham, as a

     trustee, shared investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (e)  38,400 shares of Class B Common Stock and

     345,600 shares of Class A Common Stock held in trusts for

     the equal benefit of four persons (one of whom was

     Mr. Graham) and their descendants.  Mr. Graham, as a

     trustee, shared voting and investment power with respect to such shares with Mr. Gillespie and Elizabeth Graham

     Weymouth, the other trustees.

               (f)  168,048 shares of Class A Common Stock held

     in two trusts for the benefit of others.  Mr. Graham, as

     trustee, shared investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (g)  20,236 shares of Class B Common Stock held in

     two trusts for the benefit of others.  Mr. Graham, as a

     trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (h)  275,770 shares of Class B Common Stock held

     in a charitable trust for the benefit of others.

     Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham, John W.

     Sweeterman, Martin Cohen and Vincent E. Reed, the other

     trustees.

               (i)  1,868,600 shares of Class B Common Stock as

     to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as more fully described in

     Item 6 below.

     Interests of Mrs. Graham:

               As of January 25, 1985, Mrs. Graham was the

     beneficial owner (as determined in accordance with

     Rules 13d-3(a), (c) and (d) under the Act) of 1,808,069

     shares of Class B Common Stock of the Company, constituting

     14.3% of such shares then outstanding (as determined in

     accordance with Rule 13d-3(d)(1) under the Act).  Such

     beneficial ownership was as set forth in paragraphs (j)

     through (n) below.  Except as to the extent of:  (A) her

     sole voting power with respect to the shares held in the

     trusts referred to in paragraph (l) below, (B) her sole

     fiduciary voting and investment power with respect to the

     shares held in the trust referred to in paragraph (m) below and (C) her shared fiduciary voting and investment power

     with respect to the shares held in the trust referred to in paragraph (n) below, Mrs. Graham has no beneficial interest,

     and expressly disclaims any beneficial interest in the

     shares referred to in such paragraphs (l) through (n).

               (j)  5,079 shares of Class B Common Stock and

     779,803 shares of Class A Common Stock owned by Mrs. Graham,

     as to which she had sole voting and investment power.

               (k)  111,345 shares of Class B Common Stock held

     in a revocable trust for the benefit of Mrs. Graham.

     Although Mrs. Graham did not, as of January 25, 1985, and

     does not now have any voting or investment power with

     respect to such shares, she does have the power to revoke

     such trust at any time.  If such revocation were to occur,

     Mrs. Graham would have sole voting and investment power with respect to such shares.

               (l)  252,072 shares of Class A Common Stock held

     in three trusts for the benefit of others.  Mrs. Graham had sole voting power with respect to such shares.

               (m)  38,400 shares of Class B Common Stock and

     345,600 shares of Class A Common Stock held in a trust for the benefit of others.  Mrs. Graham, as a trustee, had sole voting and investment power with respect to such shares.

               (n)  275,770 shares of Class B Common Stock held

     in a charitable trust for the benefit of others.

     Mrs. Graham, as a trustee, shared voting and investment

     power with respect to such shares with Mr. Graham,

     Mr. Sweeterman, Mr. Cohen and Mr. Reed, the other trustees.

               Paragraphs under the headings "Background

     Information with Respect to Persons Sharing Voting and/or

     Investment Power with Reporting Persons" and "Ownership on

     Behalf of Other Persons" are retained as they appeared in

     Schedule 13D as amended on February 14, 1983.


               Transactions during the Past Sixty Days:

               Neither Mr. Graham nor Mrs. Graham have effected

     any transactions in Class B Stock within the past sixty

     days, except as follows:  As of January 3, 1985, Mr. Graham was awarded 794 shares and Mrs. Graham was awarded 1,163

     shares of such stock under the Long-Term Incentive

     Compensation Plan of the Company, as reflected in paragraphs

     (a) and (j) above.  On January 24, 1985, Mrs. Graham made a charitable gift of 125 shares of such stock from a revocable trust created for her benefit, as reflected in paragraph (k)

     above.  On December 19, 1984, Mrs. Graham made charitable

     gifts of such stock totaling 1,151 shares as reflected in

     paragraph (k) above.

               After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Date:


                                      ---------------------------
                                           Donald E. Graham,
                                            Vice President
                                            and Director of
                                      The Washington Post Company

                                       --------------------------
                                           Katharine Graham,
                                       Chairman of the Board and
                                        Chief Executive Officer
                                      The Washington Post Company

                                                     Attachment D

               Preliminary Note:  No specific event prompted this

     filing.  It is submitted to reflect certain minor factual

     changes that have occurred since the filing of an amended

     Schedule 13D of Donald E. Graham and Katharine Graham on

     March 5, 1985.

               The amendments are as follows:


     Item 5.  Interest in Securities of the Issuer.

               Item 5 of Schedule 13D is hereby deleted in its

     entirety (except as noted) and substituted by the following:


     Interests of Mr. Graham:

               As of February 3, 1986, Mr. Graham was the bene-

     ficial owner (as determined in accordance with

     Rule 13d-3(a), (c) and (d) under the Act) of 3,214,099

     shares of Class B Common Stock of the Company, constituting approximately 27.3% of such shares then outstanding (as

     determined in accordance with Rule 13d-3(d)(1) under the

     Act).  Such beneficial ownership was as set forth in para-

     graphs (a) through (k) below.  Except as to the extent of:

     (A) his shared fiduciary voting and investment power with

     respect to, and one-quarter beneficial interest in, the

     shares held in the trust referred to in paragraph (e) below,

     (B) his shared fiduciary investment power with respect to

     the shares held in the trusts referred to in paragraph (f) below, (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (g) and (h) below, (D) his sole fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraph (i) below, (E) his sole

     fiduciary voting power with respect to the shares held in

     the trust referred to in paragraph (j) below, and (F) his

     sole voting power, under an agreement dated as of February

     25, 1977, with respect to the shares referred to in

     paragraph (k) below, Mr. Graham has no beneficial interest,

     and expressly disclaims any beneficial interest, in the

     shares referred to in such paragraphs (e) through (k).

               (a)  1,837 shares of Class B Common Stock and

     291,461 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A

     Common Stock being convertible share for share into Class B

     Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

               (b)  211,752 shares of Class B Common Stock held

     in a revocable trust for the benefit of Mr. Graham.

     Mr. Graham, settlor, had sole voting power and investment

     power with respect to such shares.  Mr. Graham has the right to revoke this trust at any time.

               (c)  76,011 shares of Class B Common Stock held in

     a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with George J. Gillespie, III, the other

     trustee.

               (d)  67,219 shares of Class A Common Stock held in

     a trust for the benefit of Mr. Graham.  Mr. Graham, as a

     trustee, shared investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (e)  107,520 shares of Class B Common Stock and

     276,480 shares of Class A Common Stock held in trusts for

     the equal benefit of four persons (including Mr. Graham) and their descendants.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with

     Mr. Gillespie and Elizabeth Graham Weymouth, the other

     trustees.

               (f)  134,438 shares of Class A Common Stock held

     in two trusts for the benefit of others.  Mr. Graham, as

     trustee, shared investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (g)  53,846 shares of Class B Common Stock held in

     three trusts for the benefit of others.  Mr. Graham, as a

     trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (h)  235,770 shares of Class B Common Stock held

     in a charitable trust for the benefit of others.

     Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham, John W.

     Sweeterman, Martin Cohen and Vincent E. Reed, the other

     trustees.

               (i)  20,000 shares of Class B Common Stock held in

     two trusts for the benefit of others.  Mr. Graham, as

     trustee, had sole voting and investment power with respect to such shares.

               (j)  10,000 shares of Class B Common Stock held in

     a trust for the benefit of another.  Mr. Graham, as trustee,

     had sole voting power with respect to such shares.

               (k)  1,727,765 shares of Class B Common Stock as

     to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as more fully described in

     Item 6 below.


     Interests of Mrs. Graham:

               As of February 3, 1986, Mrs. Graham was the bene-

     ficial owner (as determined in accordance with

     Rules 13d-3(a), (c) and (d) under the Act) of 1,552,107

     shares of Class B Common Stock of the Company, constituting

     13.2% of such shares then outstanding (as determined in

     accordance with Rule 13d-3(d)(1) under the Act).  Such

     beneficial ownership was as set forth in paragraphs (l)

     through (p) below.  Except as to the extent of:  (A) her

     sole voting power with respect to the shares held in the trusts referred to in paragraph (n) below, (B) her sole fiduciary voting and investment power with respect to the

     shares held in the trust referred to in paragraph (o) below and (C) her shared fiduciary voting and investment power

     with respect to the shares held in the trust referred to in paragraph (p) below, Mrs. Graham has no beneficial interest,

     and expressly disclaims any beneficial interest in, the

     shares referred to in such paragraphs (n) through (p).

               (l)  2,690 shares of Class B Common Stock and

     623,842 shares of Class A Common Stock owned by Mrs. Graham,

     as to which she had sole voting and investment power.

               (m)  104,148 shares of Class B Common Stock held

     in a revocable trust for the benefit of Mrs. Graham.

     Although Mrs. Graham did not, as of February 3, 1986, and

     does not now have any voting or investment power with

     respect to such shares, she does have the power to revoke

     such trust at any time.  If such revocation were to occur,

     Mrs. Graham would have sole voting and investment power with respect to such shares.

               (n)  201,657 shares of Class A Common Stock held

     in three trusts for the benefit of others.  Mrs. Graham had sole voting power with respect to such shares.

               (o)  107,520 shares of Class B Common Stock and

     276,480 shares of Class A Common Stock held in a trust for the benefit of others. Mrs. Graham, as a trustee, had sole voting and investment power with respect to such shares.

               (p)  235,770 shares of Class B Common Stock held

     in a charitable trust for the benefit of others.

     Mrs. Graham, as a trustee, shared voting and investment

     power with respect to such shares with Mr. Graham,

     Mr. Sweeterman, Mr. Cohen and Mr. Reed, the other trustees.

               Paragraphs under the headings "Background

     Information with Respect to Persons Sharing Voting and/or

     Investment Power with Reporting Persons" are retained as

     they appeared in Schedule 13D as amended on February 14,

     1983.  Paragraphs under the heading "Ownership on Behalf of

     Other Persons" are retained as they appeared in Schedule 13D as amended on February 14, 1983, except that the reference to "paragraphs (e)-(h) and (l)-(n)" in the second line of

     the first paragraph is changed to "paragraphs (e)-(j) and

     (n)-(p)" and the reference to "paragraph (i)" in the fourth line of the second paragraph is changed to "paragraph (k)".


     Transactions during the Past Sixty Days:

               Neither Mr. Graham nor Mrs. Graham have effected

     any transactions in Class B Stock within the past sixty days except as follows: On March 17, 1986, Mrs. Graham disposed of 34 shares of such stock from a revocable trust created

     for her benefit.

               After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Date:  April 16, 1986


                                      /s/ Donald E. Graham
                                      ---------------------------
                                           Donald E. Graham,
                                            Vice President
                                            and Director of
                                      The Washington Post Company




                                      /s/ Katharine Graham
                                      ---------------------------
                                           Katharine Graham,
                                       Chairman of the Board and
                                      Chief Executive Officer of
                                      The Washington Post Company

                                                     Attachment E

               Preliminary Note:  No specific event prompted this

     filing.  It is submitted to reflect certain minor factual

     changes that have occurred since the filing of an amended

     Schedule 13D of Donald E. Graham and Katharine Graham dated

     April 16, 1986.

               The amendments to such amended Schedule 13D are as

     follows:


     Item 5.  Interest in Securities of the Issuer.


     Interests of Mr. Graham:

               The text under the heading "Interests of Mr.

     Graham" in Item 5 is hereby deleted in its entirety and

     substituted by the following:

               As of December 31, 1986, Mr. Graham was the

     beneficial owner (as determined in accordance with Rule

     13d-3(a), (c) and (d) under the Act) of 3,216,699 shares of

     Class B Common Stock of the Company, constituting approxi-

     mately 28.0% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act).  Such

     beneficial ownership was as set forth in paragraphs (a)

     through (l) below.  Except as to the extent of:  (A) his

     shared fiduciary voting and investment power with respect

     to, and one-quarter beneficial interest in, the shares held in the trust referred to in paragraph (e) below, (B) his

     shared fiduciary investment power with respect to the shares held in the trusts referred to in paragraph (f) below,

     (C) his shared fiduciary voting and investment power with

     respect to the shares held in the trusts referred to in

     paragraphs (g), (h) and (k) below, (D) his sole fiduciary

     voting and investment power with respect to the shares held in the trusts referred to in paragraph (i) below, (E) his

     sole fiduciary voting power with respect to the shares held in the trust referred to in paragraph (j) below, and (F) his sole voting power, under an agreement dated as of February

     25, 1977, as extended and amended as of September 13, 1985,

     with respect to the shares referred to in paragraph (l)

     below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (l).

               (a)  1,837 shares of Class B Common Stock and

     291,461 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (Class A

     Common Stock being convertible share for share into Class B

     Common Stock) owned by Mr. Graham, as to which he had sole voting and investment power.

               (b)  211,752 shares of Class B Common Stock held

     in a revocable trust for the benefit of Mr. Graham.

     Mr. Graham, settlor, had sole voting power and investment

     power with respect to such shares.  Mr. Graham has the right to revoke such trust at any time.

               (c)  76,011 shares of Class B Common Stock held in

     a trust for the benefit of Mr. Graham.  Mr. Graham, as a

     trustee, shared voting and investment power with respect to such shares with George J. Gillespie, III, the other

     trustee.

               (d)  67,219 shares of Class A Common Stock held in

     a trust for the benefit of Mr. Graham.  Mr. Graham, as a

     trustee, shared investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (e)  107,520 shares of Class B Common Stock and

     276,480 shares of Class A Common Stock held in trusts for

     the equal benefit of four persons (including Mr. Graham) and their descendants.  Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with

     Mr. Gillespie and Elizabeth Graham Weymouth, the other

     trustees.

               (f)  134,438 shares of Class A Common Stock held

     in two trusts for the benefit of others.  Mr. Graham, as

     trustee, shared investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (g)  53,846 shares of Class B Common Stock held in

     three trusts for the benefit of others.  Mr. Graham, as a

     trustee, shared voting and investment power with respect to such shares with Mr. Gillespie, the other trustee.

               (h)  235,770 shares of Class B Common Stock held

     in a charitable trust for the benefit of others.

     Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham, John W.

     Sweeterman, Martin Cohen and Vincent E. Reed, the other

     trustees.

               (i)  20,000 shares of Class B Common Stock held in

     two trusts for the benefit of others.  Mr. Graham, as

     trustee, had sole voting and investment power with respect to such shares.

               (j)  10,000 shares of Class B Common Stock held in

     a trust for the benefit of another.  Mr. Graham, as trustee,

     had sole voting power with respect to such shares.

               (k)  2,600 shares of Class B Common Stock held in

     a charitable remainder unitrust for the benefit of others.

     Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mrs. Graham and

     Mr. Gillespie, the other trustees.

               (l)  1,727,765 shares of Class B Common Stock as

     to which Mr. Graham had sole voting power under an agreement dated as of February 25, 1977, as extended and amended as of

     September 13, 1985, as more fully described in Item 6 below.

     Interests of Mrs. Graham:

               The text under the heading "Interests of Mrs.

     Graham" in Item 5 is hereby deleted in its entirety and

     substituted by the following:

               As of December 31, 1986, Mrs. Graham was the

     beneficial owner (as determined in accordance with Rules

     13d-(a), (c) and (d) under the Act) of 1,548,942 shares of

     Class B Common Stock of the Company, constituting approxi-

     mately 13.1% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act).  Such

     beneficial ownership was as set forth in paragraphs (m)

     through (r) below.  Except as to the extent of:  (A) her

     sole fiduciary voting power with respect to the shares held in the trusts referred to in paragraph (o) below, (B) her

     sole fiduciary voting and investment power with respect to the shares held in the trust referred to in paragraph (p)

     below, and (C) her shared fiduciary voting and investment

     power with respect to the shares held in the trust referred to in paragraphs (q) and (r) below, Mrs. Graham has no

     beneficial interest, and expressly disclaims any beneficial interest in, the shares referred to in such paragraphs (o)

     through (r).

               (m)  2,690 shares of Class B Common Stock and

     623,842 shares of Class A Common Stock owned by Mrs. Graham,

     as to which she had sole voting and investment power.

               (n)  98,383 shares of Class B Common Stock held in

     a revocable trust for the benefit of Mrs. Graham.  Although

     Mrs. Graham did not, as of December 31, 1986, and does not now have any voting or investment power with respect to such shares, she does have the power to revoke such trust at any time.  If such revocation were to occur, Mrs. Graham would have sole voting and investment power with respect to such shares.

               (o)  201,657 shares of Class A Common Stock held

     in three trusts for the benefit of others.  Mrs. Graham had sole voting power with respect to such shares.

               (p)  107,520 shares of Class B Common Stock and

     276,480 shares of Class A Common Stock held in a trust for the benefit of others.  Mrs. Graham, as a trustee, had sole voting and investment power with respect to such shares.

               (q)  235,770 shares of Class B Common Stock held

     in a charitable trust for the benefit of others.

     Mrs. Graham, as a trustee, shared voting and investment

     power with respect to such shares with Mr. Graham,

     Mr. Sweeterman, Mr. Cohen and Mr. Reed, the other trustees.

               (r)  2,600 shares of Class B Common Stock held in

     a charitable remainder unitrust for the benefit of others.

     Mrs. Graham, as a trustee, shared voting and investment

     power with respect to such shares with Mr. Graham and Mr.

     Gillespie, the other trustees.

     Transactions During the Past Sixty Days:

               The text under the heading "Transactions During

     the Past Sixty Days" in Item 5 is hereby deleted in its

     entirety and substituted by the following:

               Neither Mr. Graham nor Mrs. Graham have effected

     any transactions in Class B Common Stock within the past

     sixty days except as set forth in this paragraph.  A

     revocable trust for the benefit of Mrs. Graham disposed of as gifts 36 shares of such stock on December 3, 1986, 2,512 shares of such stock on December 10, 1986, 170 shares of

     such stock on December 22, 1986, and 2,600 shares of such

     stock on December 29, 1986.  The 2,600 shares referred to in the preceding sentence were transferred to a charitable

     remainder unitrust with respect to which Mrs. Graham, Mr.

     Graham and Mr. Gillespie, as trustees, share voting and

     investment power.  Effective January 5, 1987, Mr. Graham and

     Mrs. Graham were awarded 454 shares and 666 shares,

     respectively, of such stock under the Long-Term Incentive

     Compensation Plan of the Company.  As such awards were not effective until after December 31, 1986, they are not

     otherwise reflected in this statement.


     Ownership on Behalf of Other Persons:

               The text under the heading "Ownership on Behalf of

     Other Persons" in Item 5 is hereby deleted in its entirety and substituted by the following:

               The beneficiaries of the trusts referred to in

     paragraphs (e)-(k) and (o)-(r) above are, subject to certain limitations contained in the agreements governing such

     trusts, entitled to receive dividends from, and the proceeds of a sale of, the shares held in the respective trusts.

               The Shareholders, as such term is defined in

     Item 6 below, are entitled to receive dividends from, and

     the proceeds of a sale of, the shares subject to the voting agreement referred to in paragraph (l) above and described in Item 6 below.


     Item 6: Contracts, Arrangements, Understandings on Rela-tionships With Respect to Securities of the Issuer.

               The text of Item 6 is hereby deleted in its

     entirety and substituted by the following:

               Pursuant to an Agreement dated as of February 25,

     1977, as extended and amended as of September 13, 1985 (the

     "Agreement"), among Mr. Graham, certain companies which are shareholders of the Company (the "Shareholders") and the

     parent of the Shareholders, Berkshire Hathaway Inc.

     ("Berkshire"), the Shareholders have granted Mr. Graham the sole right at any time during the term of the Agreement to vote all shares of Class B Common Stock to which any Share-

     holder at such time has title.  Warren E. Buffet (a former

     Director of the Company) is Chairman of the Board and

     principal shareholder of Berkshire. No funds or other consideration other than the mutual promises and agreements of Mr. Graham, the Shareholders and Berkshire were used in connection with the grant of such right.

               Pursuant to the Agreement, the right to vote

     granted to Mr. Graham shall continue in effect, subject to extension of the term of the Agreement for additional

     periods (up to 10 years each), with respect to each share of

     Class B Common Stock of any Shareholder, until the earlier of (I) February 24, 1997, and (II) the occurrence of any of the following events:  (a) transfer of such share to a

     transferee that, to the transferring Shareholder's

     knowledge, does not, and will not as a consequence of such transfer, own more than 5% of the then outstanding Class B

     Common Stock of the Company, (b) complete liquidation or

     dissolution of the Company, (c) receipt by Mr. Graham of a copy of an order of the Federal Communications Commission or any court of competent jurisdiction, which order Mr. Graham believes has become a final order from which no further

     petition for review, appeal or petition for certiorari is

     possible or, in the judgment of Mr. Graham, practicable,

     requiring termination of the Agreement or all the powers

     granted thereunder or which, in Mr. Graham's sole judgment,

     makes continuance of the Agreement impracticable or harmful to the Company or its shareholders, including the Share-

     holders, (d) receipt by Mr. Graham of notice from the Board of Directors of the Company that such Board has determined,

     on advice of legal counsel, that continuance of the Agree-

     ment would have an adverse effect on the business or opera-

     tions of the Company or its subsidiaries, including but not limited to their broadcast licenses, (e) the death or

     physical or mental incapacity of Mr. Graham to act under the

     Agreement, as determined by the Board of Directors of the

     Company, or (f) the failure of Mr. Graham to own benefi-

     cially a specified number of shares of Class A Common Stock or Class B Common Stock.


     Item 7:  Material to be Filed as Exhibits.

               Item 7 is hereby amended by adding the following

     at the end thereof:

               B.  Extension Agreement and Amendment dated as of

     September 13, 1985, among Mr. Graham and various other

     parties named therein.

               After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Date:  January 28, 1987


                                      /s/ Donald E. Graham
                                      ---------------------------
                                           Donald E. Graham




                                      /s/ Katharine Graham
                                      ---------------------------
                                           Katharine Graham